Delisting Determination,The Nasdaq Stock Market, LLC, February 21, 2008, Isonics Corporation. The Nasdaq Stock Market, LLC (the Exchange) has determined to remove from listing the common stock of SCO Group, Inc. (the Company), effective at the opening of business on March 3, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange due to public interest concerns raised pursuant to Marketplace Rule: 4330(a)(01). The Company was notified of Staffs determinations on September 18, 2007. The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on public interest concerns pursuant to Marketplace Rule: 4330(a)(01). The Company was notified of the Panels decision on December 12, 2007 and trading in the Companys securities was suspended on December 27, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on February 4, 2008.